

January 4, 2013

Via E-mail
Janet D. Olsen
Chief Legal Officer
Artisan Partners Asset Management Inc.
875 E. Wisconsin Avenue, Suite 800
Milwaukee, WI 53202

> **Re:** **Artisan Partners Asset Management Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 18, 2012**
> **File No. 333-184686**

Dear Ms. Olsen:

We have reviewed your amendment and your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The disclosure on page 44 briefly describes why you do not believe that each of Artisan Partners Asset Management Inc. (the "Company"), Artisan Partners Holdings LP, and Artisan Partners Limited Partnership is an investment company under the Investment Company Act of 1940 ("1940 Act"). Please provide further information needed to conduct an analysis under section 3(a)(1)(C) of the 1940 Act for the Company, Artisan Partners Holdings LP, and Artisan Partners Limited Partnership prior to, and giving effect to, the proposed transaction. In particular, list on an unconsolidated basis all assets held by each entity, including the assets of its subsidiaries, and the value you assign to each.

2. In your disclosure on page 44, you state that you are relying on section 3(b)(1) of the 1940 Act. Please explain this reliance in light of certain prior Commission statements

(*see*, *e.g.*, Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

Performance and Assets Under Management Information Used in this Prospectus, page iii

3.   We note your response to prior comment 3. Please expand your disclosure to further explain why you have not presented the performance results of Social Restriction and Non-U.S. Dollar Accounts. For example, please explain how these accounts or the related composites compare to "the relevant principal composites" or the "model account" for the applicable investment strategy, clarify that the performance results of the related principal composite or model account are disclosed, and explain why the performance of these accounts and the composites consisting of them are different from the results of the relevant principal composites.

Our Business, page 1

4.   Please expand your response to prior comment 4 to provide additional balancing disclosure in your prospectus summary. For example:

   •   We note your disclosure in the penultimate paragraph on page 1 regarding growth in your assets under management from December 31, 2001 to September 30, 2012. Please also highlight the decreases in your assets under management disclosed on pages 23 and 100.

   •   We note your disclosure in the first full paragraph on page 2 of revenue growth from the year ended December 31, 2001 to the 12 months ended September 30, 2012. Please provide equally prominent disclosure of your net income over the related period as well as your net income for the periods presented in your financial statements. Please also highlight that substantially all of your revenues come from contracts or relationships that may be terminated upon short or no notice.

   •   We note your disclosure of your attractive financial model on page 4. Please revise to highlight the substantial debt you will continue to have after this offering and its effect on your financial model or expense structure.

Expand Distribution and Focus on Investment Strategies . . . , page 5

5.   Please expand your disclosure to clarify or quantify the "significantly more assets" that you believe you have the capacity to manage in your Value Equity strategy.

Why We Are Going Public, page 6

6.   We note your response to prior comment 9. Please expand your disclosure in the first bullet point to further explain how you will "remain" an independent investment management firm or to describe what you mean by "independent."

Risk Factors, page 22

Several of our investment strategies invest principally in the securities . . . , page 26

7.   We note from your response to prior comment 29 that none of your investment strategies invest in sovereign debt. Please revise your risk factor discussion here to disclose this fact.

The cost of insuring our business may increase, page 33

8.   Please revise to quantify your insurance costs and the expected increase in costs resulting from the offering and reorganization transactions.

Unaudited Pro Forma Consolidated Statements of Operations, page 84

9.   We note from your response to prior comment 20 that you did not give consideration to the financing transaction in your pro forma statement of operations because the financing transaction is not directly attributable to the transaction. However, in accordance with Rule 11-01(a)(8) of Regulation S-X, the financing transaction may be a transaction for which disclosure of pro forma financial information would be material to investors. Please reassess the need to reflect the financing transaction in your pro forma consolidated statements of operations. Refer to Rule 11-02(a)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition . . . , page 96

Liquidity and Capital Resources, page 122

10.   We note your disclosure on page 124 that you intend to fund the payments required under the tax receivable agreements out of the cash savings that you actually realize in respect of the attributes to which the tax receivable agreements relate. We also note your disclosure that in certain cases, payments under the tax receivable agreements may be accelerated and/or significantly exceed the actual benefits you realize. Please expand your disclosure to discuss how you intend to fund the required payments in cases when the required payments exceed the benefits you realize.

Critical Accounting Policies and Estimates, page 129

11.   Please revise your disclosure to provide a detailed discussion regarding your process to determine whether to consolidate any of your funds. Please also clarify, if correct, that your unconsolidated funds are voting interest entities as opposed to VIEs. If you determined that any of your funds are VIEs in accordance with ASC 810-10-15-14, please further explain the quantitative assessment you performed to determine whether you are the primary beneficiary. For those funds that you determined did not meet the definition of a VIE, disclose that these funds are considered voting interest entities and describe the process you followed to evaluate the rights of the limited partners to determine whether to consolidate the fund in accordance with ASC 810-20-25.

Board Oversight of Risk Management, page 165

12.   Please revise to disclose the substance of your response to the third bullet point of prior comment 30.

Equity Compensation Awards . . . , page 171

13.   Please expand your disclosure to describe the elements of individual performance considered by your compensation committee and how the committee considered Mr. Colson's overall compensation in determining to grant Mr. Colson additional Class B limited partnership interests in 2011.

Transactions with Private Fund, page 185

14.   Please expand your disclosure to clarify the amount of capital contributed to your private investment partnership and the amounts of the quarterly fee and incentive fee that you waived for the periods presented. We note your disclosure on page F-38 that you waived the incentive fee for the year ended December 31, 2011. Please also expand your response to prior comment 37 to provide the analysis supporting your determination that the contract is not material in amount or significance.

Transactions with LPL Financial LLC, page 186

15.   Please file as an exhibit the agreement related to your transactions with LPL Financial LLC described in this section. In the alternative, please explain why you are not required to do so under Item 601(b)(10) of Regulation S-K.

Description of Capital Stock, page 190

16.   Please revise to remove the statement that investors should consult the DGCL and confirm that all material information regarding your capital stock is discussed in this section.

Financial Statements, page F-1

General

17.   Please clarify in each of your subsequent events footnotes the actual date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1.

Consolidated Statements of Financial Condition, page F-15

Consolidated Statements of Changes in Partners' Equity (Deficit) . . . , page F-18

18.   We note from your response to prior comment 36 that with regard to the revisions made to your total equity (deficit) on your Statements of Financial Condition as of December 31, 2011 and 2010 and your Statements of Changes in Partners' Equity (Deficit) as of December 31, 2011, 2010 and 2009 management has determined that these revisions are not material, had no impact on any financial statements or footnotes, except for the subtotals of total equity (deficit) on the Statement of Financial Condition and the Statement of Changes in Partners' Equity (Deficit). We note, however, that you have materially restated total equity (deficit) for each period presented. Please (i) provide a more transparent discussion of this restatement, (ii) provide the disclosures required by ASC 250-10-50-7, and (iii) label the impacted columns within your financial statements as "restated." Please also have your auditors address the need for an explanatory paragraph in their opinion that refers to the restatement.

        You may contact Sasha Pechenik at (202) 551-3541 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Michael Seaman at (202) 551-3366 with any other questions.

                                                Sincerely,

                                                /s/ Michael Seaman for

                                                Suzanne Hayes
                                                Assistant Director